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                 Filed by Apex Inc.
                 Pursuant to Rule 425 Under the Securities Act of 1933
                 And Deemed Filed Pursuant to Rule 14a-12 Under the Exchange Act
                      of 1934
                 Subject Companies: Cybex Computer Products
                      Corporation (Commission File No. 000-26496); and
                      Aegean Sea Inc. (no Commission File No.)


                APEX AND CYBEX ANNOUNCE JOINT FILING OF FORM S-4
                               FOR MERGER PROPOSAL


REDMOND, WA, AND HUNTSVILLE, AL, APRIL 3, 2000 - Apex Inc. (Nasdaq: APEX) and Cybex Computer Products Corporation (Nasdaq: CBXC) today announced that they jointly filed a Registration Statement on Form S-4 with the Securities and Exchange Commission on March 31, 2000 regarding the proposed merger between the two companies. The joint filing was made under the name Aegean Sea Inc.

The S-4 filing can be viewed at the following site:

http://www.irinfo.com/cbxc/html/aegean.htm

The companies also announced that the regulatory filings with the Department of Justice and the Federal Trade Commission required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 have been made. The transaction is expected to be completed no later than the third quarter of this year and is subject to customary regulatory and shareholder approvals.

ABOUT CYBEX COMPUTER PRODUCTS CORPORATION
The premier provider of network hardware to control and extend server access for today's growing networks, ASP/ISP server farm environments and enterprise data centers, Cybex Computer Products Corporation (Nasdaq: CBXC) designs, develops and manufactures systems to make server management more efficient. Founded in 1981, Cybex addresses the need to consolidate PC and server control and reduce equipment redundancy and clutter. The Company built its reputation for excellence as a leader in KVM switching, a technology that allows network administrators to control multiple computers from a single keyboard, video monitor and mouse. Cybex has leveraged its server access and management expertise to expand the product line into a comprehensive line of scalable, platform-independent systems that give administrators local and remote control of network hardware devices.

Headquartered in Huntsville, Alabama, Cybex has manufacturing facilities in the United States and Ireland, and sales offices throughout the world. With the largest engineering and support staffs in the industry, Cybex leads the way in innovation and quality from its R&D centers in Steinhagen, Germany, Shannon, Ireland, Acton, Massachusetts and Huntsville, Alabama. For more information about Cybex and its products, visit the company's Web site at www.cybex.com.

ABOUT APEX INC.
The leader in server console management and switching technology, Apex designs, manufactures, and sells stand-alone switching systems, remote access products, and integrated server cabinet solutions for the client/server computing market. Apex provides comprehensive


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CBXC and APEX File S-4
Page 2
April 3, 2000


"plug and play" solutions to many of the network administration, management and storage problems inherent in client/server network environments. Apex's OUTLOOK-Registered Trademark-, VIEWPOINT-Registered Trademark- and EMERGE-TM-products consolidate the control and monitoring of multiple network servers to a centralized command center consisting of one or more consoles. Apex's console switching and remote access products use the patented OSCAR-Registered Trademark- interface that enables a network administrator to immediately identify and access servers using the administrator's own naming convention.

Based in Redmond, Washington, Apex is committed to helping information technology professionals manage their growing server populations. Apex's OUTLOOK, VIEWPOINT, and EMERGE product families help manage servers in thousands of companies worldwide, and top server manufacturers including Compaq, Dell and IBM continue to choose Apex products for their rack-mounted server offerings. Additionally, Apex was recently ranked fifth in Business Week's 1999 listing of "100 Hot Growth Companies" in America.

More information on Apex products and services is available by calling 800-861-5858, via email at sales@apex.com, or on the World Wide Web at www.apex.com

FORWARD-LOOKING STATEMENTS
This press release contains statements that are forward-looking statements as defined within the Private Securities Litigation Reform Act of 1995. These include statements regarding the anticipated closing and the anticipated completion date of the merger. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made, including the risks associated with the regulatory and shareholder approvals required in connection with the merger. Other factors that could cause operating and financial results to differ are described in the two companies' Securities and Exchange Commission filings, including their Forms 10-K and 10-Q and the Aegean Sea Inc. Form S-4, and include other risks detailed from time to time in their reports to be filed with the SEC. Neither Apex nor Cybex undertakes any obligation to publicly release the result of any revisions to forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Apex, its officers and directors and the new parent company in the proposed merger may be deemed to be participants in the solicitation of proxies from Apex's shareholders or those of Cybex with respect to the transactions described above. Information regarding such officers and directors is included in Apex's Annual Report on Form 10-K for the year ended December 31, 1999. This document is available free of charge at the SEC's website at www.sec.gov and from the Apex contact listed below.

Cybex, its officers and directors and the new parent company in the proposed merger may be deemed to be participants in the solicitation of proxies from Cybex's shareholders or those of Apex with respect to the transactions described above. Information regarding such officers and directors is included in Cybex's Annual Report on Form 10-K for the year ended March 31, 1999. This document is available free of charge at the SEC's website at www.sec.gov and from the Cybex contact listed below.

SHAREHOLDERS OF APEX AND CYBEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE MERGER BECAUSE IT WILL


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CBXC and APEX File S-4
Page 3
April 3, 2000

CONTAIN IMPORTANT INFORMATION. THE S-4 DOCUMENT WILL BE MAILED TO ALL APEX AND CYBEX STOCKHOLDERS WHEN APPROVED BY THE SEC.

APEX INC.
Barry Harmon, 425-497-5594

CYBEX COMPUTER PRODUCTS CORPORATION
Dusty Pritchett, 256-430-4020, ext. 1304


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